Melding til Oslo Børs

ORKLA

Postboks 423 Skøyen, N-0213 [redacted]
Tel. +47 22 54 40 00
Fax: + 47 22 54 44 90
E-post: info@orkla.no
www.orkla.com

Ref.:
Nils Selte, Canica AS, Tel.: + 47 2413 3000
Ellen Ronæss, Orkla's Shareholder Services, Tel.: +47 2254 4430

Date: 28 November 2005

ORK – Trade subject to notification - Stein Erik Hagen

Companies closely associated with Stein Erik Hagen, member of the Board of Directors of Orkla ASA, have today, in internal transactions, bought and sold 32,462,379 shares in Orkla ASA at a share price of NOK 253.

After these transactions, Stein Erik Hagen's and his close associates balance in Orkla ASA is unchanged, i.e. 35,248,550 shares.

Notice to The Oslo Stock Exchange

ORKLA

RECEIVED
2005 DEC 15 P 2:36
OFFICE OF INTERNATIONAL CORPORATE FINANCE

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
E-mail: info@orkla.no
www.orkla.com

Ref.:
Ellen Ronæss, Manager, Shareholder Services, Tel.: +47 2254 4430

Date: 2 December 2005

ORK - Trade subject to notification – Østlie

On 1 December 2005 employee-elected deputy member of the Board of Directors of Orkla ASA, Marianne Østlie, has sold 180 shares in Orkla at NOK 254. Her new shareholding is 20 shares in Orkla.

Notice to the Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Ref.:
Ellen Ronæss, Shareholder Services, Telephone: +4722544430

Date: 2 December 2005

ORK – Trade subject to notification

On 1 December 2005, in connection with Orkla's option programme, 10,400 options were exercised, respectively 2,000 at a strike price of NOK 136 and 8,400 at a price of NOK 130.

After the transaction a total of 1,492,575 options have currently been issued. Moreover, Orkla has an exposure through a cash-settled financial derivative of 450,000 underlying shares in the hedge position related to the remaining 420,500 synthetic options of the cash bonus programme.

Orkla holds 2,047,274 of its own shares.